Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-165818

Issuer Free Writing Prospectus, dated January 8, 2013

ATMOS ENERGY CORPORATION

4.15% Senior Notes due 2043

This Free Writing Prospectus relates only to the 4.15% Senior Notes due 2043 of Atmos Energy Corporation and should be read together with the Preliminary Prospectus Supplement dated January 8, 2013 relating to the 4.15% Senior Notes due 2043.

Issuer:	Atmos Energy Corporation

Security Description:	Senior Unsecured Notes

Principal Amount:	$500,000,000

Maturity Date:	January 15, 2043

Trade Date:	January 8, 2013

Settlement Date:	January 11, 2013; T+3

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, beginning July 15, 2013

Coupon:	4.15%

Benchmark Treasury:	2.750% due August 15, 2042

Benchmark Treasury Yield:	3.061%

Spread to Benchmark Treasury:	+110 basis points

Yield to Maturity:	4.161%

Public Offering Price:	99.812% per Note

Optional Redemption Provisions:	The Notes may be redeemed, at the option of Atmos Energy Corporation, at any time in whole or from time to time in part. Prior to July 15, 2042, the redemption price will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted, on a semi-annual basis, at the make-whole call, plus, in each case, accrued interest to the date of redemption. At any time on or after July 15, 2042, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Call:	Make whole call at T+ 20 basis points

Ratings:	Moody’s: Baa1 (stable) S&P: BBB+ (stable) Fitch: A- (stable)

CUSIP/ISIN:	049560 AL9 / US049560AL95

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc. Credit Agricole Securities (USA) Inc. RBS Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BOSC, Inc. Goldman, Sachs & Co Morgan Stanley & Co. LLC

Atmos Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Atmos Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Mitsubishi UFJ Securities (USA), Inc. at 877-649-6848 or U.S. Bancorp Investments, Inc. at 877-558-2607.